UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Blue Rhino Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

095811105

(CUSIP Number)

June 15, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1 (b)
[ X ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

SCHEDULE 13G

CUSIP No. 095811105	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS

Allied Capital Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

52-1081052

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	5.	SOLE VOTING POWER

NUMBER OF		1,372,071
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING
PERSON	7.	SOLE DISPOSITIVE POWER
WITH
		1,372,071

	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,071

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.8%

12.	TYPE OF REPORTING PERSON*

CO

CUSIP No. 095811105	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Blue Rhino Corporation

Item 1(b).	Address of Issuer:

104 Cambridge Plaza Drive Winston-Salem, North Carolina 27104

Item 2(b).	Name of Person Filing:

Allied Capital Corporation

Item 2(b).	Address of Principal Business Office:

1919 Pennsylvania Avenue, N.W. Washington, D,C, 20006-3434

Item 2(c).	Citizenship:

Maryland

Item 2(d).	Title of Class of Securities

Common Stock, par value $.001 per share

Item 2(e).	CUSIP No.:

095811105

CUSIP No. 095811105	Page 4 of 5 Pages

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	______	Broker or dealer registered under Section 15 of the Act.

(b)	______	Bank as defined in Section 3(a)(6) of the Act.

(c)	______	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	______	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	______	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	______	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	______	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	______	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	______	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	______	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of shares of common stock of Blue Rhino Corporation by Allied Capital Corporation, see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

CUSIP No. 095811105	Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held with the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 29, 2002

ALLIED CAPITAL CORPORATION

By:	/s/ Penni F. Roll

Penni F. Roll Chief Financial Officer